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                                                                      EXHIBIT 21



                 LIST OF SUBSIDIARIES OF CHASE INDUSTRIES, INC.
                              AS OF MARCH 29, 2002



Chase Brass & Copper Company, Inc.

Chase Brass & Copper Company Foreign Sales Corporation
(a wholly owned subsidiary of Chase Brass & Copper Company, Inc.)

LTC Reserve Corp.
(a wholly owned subsidiary of Chase Brass & Copper Company, Inc. and formerly known as Leavitt Tube Company, Inc.)